SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

SECI 10028941 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Merit Drive, Suite 500
(No. and Street)

Dallas (City) TX (State) 75251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers, LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arlene Stoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SL Distributors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Arlene Stoll
Signature

President + CEO
Title

Joan Olson
Notary Public

JOAN OLSON
Notary Public,
State of Texas
Comm. Exp. 08-05-12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SL Distributors, Inc.

(a Wholly-owned Subsidiary of
Reassure America Life Insurance Company)

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under Securities
and Exchange Act of 1934
December 31, 2009

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of SL Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of loss, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of SL Distributors, Inc. (the "Company"), a wholly-owned subsidiary of Reassure America Life Insurance Company, at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Schedules I, II and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2010

SL Distributors, Inc.
Statement of Financial Condition

	December 31, 2009
Assets	
Cash	$ 104,220
Prepaid expenses	1,675
Commission receivable	11,120
Total Assets	$ 117,015
Liabilities	
Accrued expenses	$ 1,516
Payables to affiliates	29,237
Commission payable	11,120
Total Liabilities	41,873
Shareholder's Equity	
Common stock (20,000 shares authorized, issued and outstanding, $.01 par value)	200
Paid in Capital	278,447
Accumulated deficit	(203,505)
Total shareholder's equity	75,142
Total Liabilities and Shareholder's Equity	$ 117,015

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Loss

	Year Ended December 31, 2009
Revenues	
Commissions	$ 42,827
Total Revenues	42,827
Expenses	
Commissions	42,827
Audit fees	23,000
Consulting fees	7,250
FINRA fees	756
Other expenses	28,821
Total Expenses	102,654
Loss before income tax expense	(59,827)
Income tax expense	-
Net Loss	$ (59,827)

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.

Statement of Changes in Shareholder's Equity

	Year Ended December 31, 2009
Common Stock:	
(20,000 shares authorized, issued and outstanding, $0.01 par value)	
Balance at beginning of the year	$ 200
Balance at end of the year	200
Paid-in Capital:	
Balance at beginning of the year	178,447
Capital contribution	100,000
Balance at end of the year	278,447
Accumulated Deficit:	
Balance at beginning of the year	(143,678)
Net loss	(59,827)
Balance at end of the year	(203,505)
Total Shareholder's Equity	$ 75,142

The accompanying notes are an integral component of these financial statements.

SL Distributors, Inc.
Statement of Cash Flows

	Year Ended December 31, 2009
Cash Flows from Operating Activities	
Net loss	$ (59,827)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in prepaid expenses	(954)
Change in accrued expenses	(17,013)
Change in payables to affiliates	1,716
Net Cash Used in Operating Activities	(76,078)
Cash Flows from Financing Activities	
Capital contribution	100,000
Net Cash Provided by Financing Activities	100,000
Net increase in cash	23,922
Cash at beginning of year	80,298
Cash at End of Year	$ 104,220

The accompanying notes are an integral component of these financial statements.

1. Organization and Operation

SL Distributors, Inc. (the "Company") was incorporated on August 12, 2003 as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. ("Sage"). Effective September 30, 2006, Sage merged with and into Valley Forge Life Insurance Company ("Valley Forge"). On September 30, 2007, Reassure America Life Insurance Company ("REALIC" or "Parent"), was merged with and into Valley Forge, with Valley Forge being the surviving entity to such merger. Immediately following the merger, Valley Forge changed its name to Reassure America Life Insurance Company. REALIC is a wholly-owned subsidiary of Swiss Re Life & Health America Inc. ("SRLHA").

The Company is the principal underwriter and broker/dealer for registered life and annuity products originally issued by Sage. Effective November 1, 2006, the Company also became the principal underwriter and broker/dealer for annuity products originally issued by Southwestern Life Insurance Company ("Southwestern"). Effective December 28, 2006, Southwestern merged with and into REALIC (formerly known as Valley Forge).

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. Because the Company does not carry or hold securities accounts for customers or perform custodian functions relating to customer securities, it is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company pays commissions to outside brokers. Since the Company is not underwriting new business, commissions paid are calculated based on the persistency of the inforce block of business. The Company also receives a commission from its Parent that is calculated in the same manner as the commissions paid to outside brokers.

Income Taxes

In accordance with Accounting Standards Codification ("ASC") 740 Income Taxes, deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting.

The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

For the year ended December 31, 2009, the Company will file a stand-alone tax return for federal and state purposes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued ASC Topic 740, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. ASC Topic 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted ASC Topic 740 as of 1 January, 2007.

3. Income Taxes

The total tax provision for the year ended December 31, 2009 is based on pre-tax results of $(59,827). The tax provision is as follows:

	Year Ended December 31, 2009
Current	$ -
Deferred	-
Total Income Tax Provision	$ -

The components of the net deferred income tax assets as of December 31, 2009 are as follows:

	December 31, 2009
Deferred Income Tax Assets:	
Organizational costs	$ -
Net operating losses	165,691
Gross deferred income tax assets	165,691
Valuation allowance	(165,691)
Total Deferred Income Tax Assets	$ -
Deferred Income Tax Liabilities	$ -
Other	-
Gross deferred income tax liabilities	-
Net Deferred Income Tax Assets	$ -

The valuation allowance increased by $23,855 during the year.

Management has determined that a valuation allowance should be established against the total deferred tax assets at this time due to cumulative losses.

At December 31, 2009, the Company had available, for federal, state and local income tax purposes, regular net operating loss carryforwards of approximately $415,527 which will expire between 2023 and 2029.

The Company is subject to tax at the statutory federal rate of 35%. For the year ended December 31, 2009, the effective income tax rate was lower than the statutory federal tax rate. The income tax benefit of the taxable operating loss for federal, state and local purposes is offset by an increase in the valuation allowance against the Company's deferred tax asset, resulting in an effective income tax rate of 0%.

The Company adopted ASC Topic 740 on 1 January 2007 and recognized no adjustment to the opening balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	
Balance 1 January 2009	$	-
Additions based on tax positions of current year		-
Additions for tax positions of prior years		-
Reductions for tax positions of prior years		-
Settlements		-
Balance 31 December 2009	$	-

As of the date of adoption, the total amount of unrecognized tax benefits, including interest and penalties, was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Union Net Capital Rule ("the Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009 the Company had net capital of $62,347 which was $57,347 in excess of its required net capital of $5,000. The Company's net capital ratio was .67:1.

The Company is exempt from provisions of SEC Rule 15c3-3 under paragraph k(1).

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company received a commission equal to the commissions paid by the Company to its outside brokers.

SRLHA provides services to the Company with regard to the administration of its business. The cost of such services are allocated to the Company through SLD's parent, REALIC. The Company reimburses REALIC on a quarterly basis. For the year ended December 31, 2009, REALIC allocated $22,772 to the Company for such expenses.

Certain expenses are paid by REALIC on behalf of the Company. At December 31, 2009 the Company had amounts due REALIC of $29,237. Settlements take place quarterly.

On March 17, 2009, the Company received a capital contribution of $100,000 from REALIC.

Supplementary Schedule

Supplementary Schedule I

Computation of Net Capital		
Total shareholder's equity	$	75,142
Non allowable assets	$	12,795
Net capital	$	62,347
Aggregate indebtedness	$	41,873
Net capital requirement under Rule 15c3-1	$	5,000
($5,000 or 6 2/3% of aggregate indebtedness)		
Excess of net capital over minimum required	$	57,347
Ratio of aggregate indebtedness to net capital		.67:1

There are no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's December 31, 2009 Part IIA FOCUS filing.

Supplementary Schedule II

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under paragraph k(1) of that Rule.

Supplementary Schedule III

The Company is exempt from the provision of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under paragraph k(1) of that Rule.

Supplementary Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors of SL Distributors, Inc.:

In planning and performing our audit of the financial statements of SL Distributors, Inc (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2010